# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Charles Schwab Corporation, CIK 0000316709
CUSIP: 808513105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3000 SCHWAB WAY, WESTLAKE, Texas (TX), 76262
Date of event which requires filing of this statement: 02/10/2025
Amends the filing with accession number 0001193125-20-270956
Filed by CIK 0000947263
Persons authorized to receive notices and communications: Jane Langford, Esq., The Toronto-Dominion Bank, Toronto-Dominion Centre P.O. Box 1, Toronto, Ontario Canada (A6), M5K IA2, (856) 751-2721; Lee Meyerson, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000; Ravi Purushotham, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000

## Reporting persons
- The Toronto-Dominion Bank (CIK 0000947263): type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,329,350; shared voting power 0; sole dispositive power 1,329,350; shared dispositive power 0; aggregate amount beneficially owned 1,329,350 (0.1% of the class)
- TD Group US Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: The Charles Schwab Corporation
Address of issuer's principal executive offices: 3000 SCHWAB WAY, WESTLAKE, Texas (TX), 76262
Comment:
This Amendment No. 3 ("Amendment No. 3") hereby amends and supplements the statement of beneficial ownership on Schedule 13D, initially filed with the Securities and Exchange Commission ("SEC") on October 6, 2020, as amended by Amendment No. 1 filed with the SEC on August 3, 2022, as amended by Amendment No. 2 filed with the SEC on August 23, 2024 (as so amended, the "Statement"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of The Charles Schwab Corporation, a Delaware corporation (the "Issuer").

The Amendment No. 3 is being filed by The Toronto-Dominion Bank, a Canadian chartered bank ("TD"), and TD Group US Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of TD ("TD GUS" and, together with TD, the "TD Entities" or the "Reporting Persons").

This Amendment No. 3 reflects, among other things: (i) on October 28, 2024, TD completed an internal restructuring transaction which involved the transfer of the Issuer securities held by TD Luxembourg International Holdings SARL ("TD LIH"), a wholly owned subsidiary of TD GUS, to TD US Newco 4 LLC, a wholly owned subsidiary of TD GUS ("TD Newco"), and the liquidation and dissolution of TD LIH (the "2024 Internal Restructuring Transaction"), (ii) on February 7, 2025, TD completed an internal restructuring transaction which involved the transfer of the Issuer securities held by TD Newco to its parent, TD GUS, and (iii) the transactions described herein.

Each Item herein amends and supplements the information disclosed under the corresponding Item of the Statement. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Statement.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Statement is hereby amended by (i) incorporating herein by reference the information set forth on the updated Schedule I attached hereto and (ii) removing TD LIH as a Reporting Person as a result of the 2024 Internal Restructuring Transaction described above.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by the following:

On February 10, 2025, in connection with a registered secondary public offering (the "Secondary Offering") of Common Stock, TD GUS, the Issuer and the underwriters party thereto (the "Underwriters"), entered into an underwriting agreement (the "Underwriting Agreement") pursuant to which TD GUS agreed to sell to the Underwriters, and the Underwriters agreed to purchase from TD GUS, subject to and upon the terms and conditions set forth therein, 133,785,043 shares of Common Stock and 31,658,487 shares of the Issuer's Nonvoting Common Stock, at a price to the public of $79.25 per share, less the underwriting discount of $1.268 per share. The Secondary Offering was completed on February 12, 2025.

In connection with and subject to the Secondary Offering, the Issuer agreed to repurchase and TD GUS agreed to sell to the Issuer, pursuant to a repurchase agreement dated as of February 9, 2025, 19,235,208 shares of the Issuer's Nonvoting Common Stock, at a price equal to $77.982, being the price per share TD GUS received from the Underwriters pursuant to the Secondary Offering (the "Share Repurchase"). The Share Repurchase was completed on February 12, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Statement are hereby amended and restated as follows:

As of the date hereof, TD may be deemed to beneficially own an aggregate of 1,329,350 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock (based on the 1,779,662,088 shares of Common Stock outstanding as of October 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on November 8, 2024). The 1,329,350 shares of Common Stock reported herein as beneficially owned by TD reflect shares of Common Stock that may, as of February 10, 2025, be deemed to be beneficially owned directly by TD or indirectly through subsidiaries in connection with TD's banking, securities, derivatives, asset management or similar businesses, including in client, brokerage and investment accounts.

TD GUS does not beneficially own any shares of Common Stock.

Except for Ms. Tower, Ms. Maidment, Mr. Shpilsky, and Ms. Goggins, none of the individuals listed on Schedule I beneficially own any shares of Common Stock. Ms. Tower beneficially owns 304 shares of Common Stock, Ms. Maidment beneficially owns 20,158 shares of Common Stock, Mr. Shpilsky beneficially owns 1,269 shares of Common Stock, and Ms. Goggins beneficially owns 1,067.494 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as otherwise described in Item 4 of this Statement and the other transactions described in Schedule II attached hereto, which presents information as of February 10, 2025, none of the TD Entities nor, to the best of the TD Entities' knowledge, any of the individuals named in Schedule I attached hereto, has engaged in any transaction in shares of Common Stock in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Statement is hereby amended and restated as follows:

As a result of the 2024 Internal Restructuring Transaction described above, as of October 28, 2024, TD LIH ceased to beneficially own more than five percent of the Issuer's outstanding shares of Common Stock.

As of February 12, 2025, the Reporting Persons ceased to beneficially own more than five percent of the Issuer's outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Amendment No. 3 is incorporated by reference in its entirety into this Item 6.

Other Arrangements

TD and certain of its subsidiaries may, from time to time and in the ordinary course of TD's securities, derivatives, and similar businesses, borrow, lend, and/or sell short shares of Common Stock. As of February 10, 2025, TD and such subsidiaries were short 974 shares of Common Stock in the aggregate.

## Signatures
- The Toronto-Dominion Bank: /s/ Renu Gupta, Renu Gupta, Senior Vice President, Corporate Development, Enterprise Strategy and Chief Financial Officer, TD Securities (02/12/2025)
- TD Group US Holdings LLC: /s/ Mark Chauvin, Mark Chauvin, President and Chief Executive Officer (02/12/2025)